Exhibit 21.1

Name	Jurisdiction

Optical Communication Products, Inc.	Delaware
Optical Communication Products (Europe) Ltd	United Kingdom
GigaComm Corporation	Taiwan
Shanghai Oplink Communications, Inc.	Shanghai, China
Zhuhai FTZ Oplink Communications, Inc.	Zhuhai, China
Zhuhai FTZ Oplink Optical Communications, Inc. (formerly Zhuhai Oplink Communications, Inc., located in Zhuhai, China)	Zhuhai, China
Oplink Macau Commercial Services Company Limited	Macau, China
Accumux Technologies, Inc.	California, US
Cayman Oplink Communications, Inc. PO Box 309GT Ugland House, South Church Street George Town, Grand Cayman, Cayman Islands	Cayman Islands, B.W.I.
King Galaxy International Limited Commonwealth Trust Limited P.O. Box 3321 Road Town, Tortola, British Virgin Islands.	British Virgin Islands
F3 Inc.	Taiwan, China
Taiwan Oplink Communications, Inc.	Taiwan, China